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GARED SCHNEBERGER gared.schneberger@dechert.com +1 617 728 7121 Direct +1 617 275 8382 Fax

September 1, 2010

Mr. Brick Barrientos

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1520

Re:	Forward Funds (the “Registrant”) File Nos. 033-48940; 811-06722
Post-Effective Amendment Nos. 73 and 73

Dear Mr. Barrientos:

On behalf of the Registrant, attached hereto is Post-Effective Amendment No. 73 (“PEA 73”) to the Registrant’s registration statement on Form N-1A under the Securities Act of 1933 (the “1933 Act”), and Amendment No. 73 under the Investment Company Act of 1940 (the “1940 Act”).

PEA 73 is being filed pursuant to Rule 485(b) under the 1933 Act, and, as indicated on the facing sheet, will become effective on September 1, 2010. PEA 73 is filed for purposes of updating and completing the Registrant’s disclosures in Post-Effective Amendment No. 71 (“PEA 71”) and Amendment No. 71 to the Registrant’s registration statement under the 1933 Act and the 1940 Act, respectively, filed on June 28, 2010 for the purposes of registering Class A shares of the Forward Long/Short Credit Analysis Fund (the “Fund”), an existing series of the Registrant.

PEA 73 reflects changes to the registration statement in response to comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or the “SEC”) to the undersigned and Kenneth Earley, each of Dechert LLP, on Friday, August 13, 2010, completes certain other information, and includes required exhibits. Filed as part of the registration statement are: (i) the prospectus for Class A shares of the Fund; (ii) the Registrant’s combined statement of additional information (“SAI”) for all share classes of each series of the Registrant which is incorporated by reference into Part B of PEA 73; and (iii) a form of supplement to the Registrant’s SAI.1 PEA 73 does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b) under the 1933 Act.

US Austin Boston Charlotte Hartford New York Orange County Philadelphia Princeton San Francisco Silicon Valley Washington DC EUROPE Brussels Dublin London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

Securities and Exchange Commission September 1, 2010 Page 2

Set forth in the numbered paragraphs below are your comments of August 13, 2010 to PEA 71, followed by the Registrant’s responses. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

Prospectus

1)

Comment: On the cover page of the prospectus, the following sentences should be deleted: “Forward Funds, like any other mutual funds, try to meet their stated investment goals but there is no guarantee that the goals will be met. Investments in the Funds are not bank deposits; they are not insured by the FDIC, the Federal government or any other agency. The Fund also offers Institutional Class, Investor Class, Class C and Class M shares by separate prospectuses, which are available upon request.”

Response: Requested revision has been incorporated.

2)	Comment: Please delete footnote “(1)” to the Annual Fund Operating Expenses table as estimated expenses should only be used for a “New Fund.”

Response: The Registrant notes that Class A shares of the Fund will not have been in operation for a full fiscal year as of the date of effectiveness of the registration statement. Therefore, footnote “(1)” is necessary to clarify that “Other Expenses” are based on estimated amounts for the current fiscal year and not based on amounts for the prior fiscal year during which the share class was not in operation. Accordingly, the Registrant respectfully declines to accept the comment.

3)	Comment: In footnote “(2)” to the Annual Fund Operating Expenses table, please disclose who can terminate the agreement and under what circumstances.

Response: The Registrant notes that the disclosure contained in footnote “(2)” to the Annual Fund Operating Expenses table accurately states that the Fund’s investment advisor is contractually obligated to waive a portion of its fees and reimburse other expenses until April 30, 2012. The Registrant also notes this disclosure mirrors disclosure contained in the same section of prospectuses for other share classes of the

[1]

The Registrant will file a definitive version of the supplement to the SAI pursuant to Rule 497(e) under the 1933 Act on the effective date of PEA 73 for the purposes of completing certain SAI registration statement disclosures with respect to the registration of Class A shares of the Fund.

Securities and Exchange Commission September 1, 2010 Page 3

Fund. Accordingly, in the interest of disclosure consistency among the prospectuses for each share class of the Fund and to avoid investor confusion, the Registrant respectfully declines to accept the comment. However, the Registrant will note the comment in connection with future annual updates.

4)	Comment: Please complete the Fee Table and Expense Example.

Response: The Registrant has completed the Fee Table and Expense Example. A copy of the completed Fee Table and Expense Example for the Fund was provided to the Staff via email correspondence on August 31, 2010.

5)	Comment: Please summarize the principal investment strategy as it is currently too long and overly technical. In addition, please ensure compliance with the “Plain English” requirements.

Response: The Registrant notes that the relevant disclosure contained in the Principal Investment Strategies section of the prospectus mirrors disclosure contained in the same section of prospectuses for other share classes of the Fund. Accordingly, in the interest of disclosure consistency among the prospectuses for each share class of the Fund and to avoid investor confusion, the Registrant respectfully declines to accept the comment. However, the Registrant will note the comment in connection with future annual updates.

6)

Comment: With respect to the derivatives disclosure included in the registration statement, please refer to the Staff’s July 30, 2010 letter to the Investment Company Institute describing derivatives disclosure that should be included in a mutual fund’s prospectus. In particular, please note that the disclosure should include a list of derivatives used, how the use of those derivatives furthers the investment objective of the Fund, and the risks specific to each type of derivative used.

Response: The Registrant notes that the relevant disclosure contained in the prospectus with respect to derivatives mirrors disclosure contained in the prospectuses for other share classes of the Fund. Accordingly, in the interest of disclosure consistency among the prospectuses for each share class of the Fund and to avoid investor confusion, the Registrant respectfully declines to accept the comment. However, the Registrant will note the comment in connection with future annual updates.

7)

Comment: In the Principal Investment Strategies section, please explain more fully the Fund’s use of a “credit long/short” investment strategy (e.g., describe what it means to take a long position or a short position).

Securities and Exchange Commission September 1, 2010 Page 4

Response: The Registrant notes that the relevant disclosure contained in the Principal Investment Strategies section of the prospectus mirrors disclosure contained in the same section of prospectuses for other share classes of the Fund. Accordingly, in the interest of disclosure consistency among the prospectuses for each share class of the Fund and to avoid investor confusion, the Registrant respectfully declines to accept the comment. However, the Registrant will note the comment in connection with future annual updates.

8)

Comment: In the Principal Risks section, please explain the specific risks applicable to each type of derivative in which the Fund may invest. In addition, the Fund lists Emerging Market and Frontier Market Securities as principal risks of the Fund, but the investment strategy does not reflect investment in these security types. Please ensure consistency between the Fund’s investment strategy and risks.

Response: The Registrant notes that the relevant disclosure contained in the Principal Risks section of the prospectus mirrors disclosure contained in the same section of prospectuses for other share classes of the Fund. Accordingly, in the interest of disclosure consistency among the prospectuses for each share class of the Fund and to avoid investor confusion, the Registrant respectfully declines to accept the comment. However, the Registrant will note the comment in connection with future annual updates.

9)	Comment: Please explain the relevance of the secondary index in the introductory paragraph in the Performance Information section.

Response: The Registrant notes that the secondary index is currently described in the Appendix to the prospectus, which mirrors disclosure contained in the appendices to prospectuses for other share classes of the Fund. Accordingly, in the interest of disclosure consistency among the prospectuses for each share class of the Fund and to avoid investor confusion, the Registrant respectfully declines to accept the comment. However, the Registrant will note the comment in connection with future annual updates.

10)	Comment: Please provide the disclosure for the sub-advisor and portfolio managers under two separate headings.

Response: The Registrant notes that the format of the disclosure for the sub-advisor and portfolio managers mirrors the format of disclosure contained in prospectuses for other share classes of the Fund. Accordingly, in the interest of disclosure consistency among the prospectuses for each share class of the Fund and to avoid investor confusion, the Registrant respectfully declines to accept the comment. However, the Registrant will note the comment in connection with future annual updates.

Securities and Exchange Commission September 1, 2010 Page 5

11)	Comment: Please disclose how long each of the portfolio managers has managed the Fund (e.g., add the date of inception).

Response: The Registrant notes that the disclosure of the length of service of each portfolio manager mirrors the disclosure contained in prospectuses for other share classes of the Fund. Accordingly, in the interest of disclosure consistency among the prospectuses for each share class of the Fund and to avoid investor confusion, the Registrant respectfully declines to accept the comment. However, the Registrant will note the comment in connection with future annual updates.

12)

Comment: In the Additional Investment Strategies and Risks section, please disclose the principal and non-principal strategies and risks of the Fund in lieu of providing a definition of the security types in which the Fund may invest.

Response: The Registrant notes that the disclosure of the principal and non-principal strategies and risks of the Fund in the Additional Investment Strategies and Risks section mirrors disclosure contained in the same section of prospectuses for other share classes of the Fund. Accordingly, in the interest of disclosure consistency among the prospectuses for each share class of the Fund and to avoid investor confusion, the Registrant respectfully declines to accept the comment. However, the Registrant will note the comment in connection with future annual updates.

13)	Comment: In the Additional Investment Strategies and Risks section, please disclose the principal risks before the non-principal risks.

Response: Requested revision has been incorporated.

14)	Comment: Under the heading “Discussion of Principal Risks”, please disclose only principal risks.

Response: Requested revision has been incorporated.

15)	Comment: In describing the risks associated with derivatives, please disclose the specific risks of each type of derivative used by the Fund.

Response: The Registrant notes that the relevant disclosure contained in the prospectus with respect to derivatives mirrors disclosure contained in the prospectuses for other share classes of the Fund. Accordingly, in the interest of disclosure consistency among the prospectuses for each share class of the Fund and to avoid investor confusion, the Registrant respectfully declines to accept the comment. However, the Registrant will note the comment in connection with future annual updates.

Securities and Exchange Commission September 1, 2010 Page 6

16)

Comment: Please confirm whether Cedar Ridge serves as the investment advisor for the unregistered hedge funds for which the Fund’s portfolio managers have served as portfolio manager as disclosed in the Management of the Fund section.

Response: The registrant confirms that Cedar Ridge serves as the investment advisor for the unregistered hedge funds advised by the portfolio managers to the Fund.

Statement of Additional Information:

17)	Comment: Please make appropriate revisions to the SAI supplement to reflect that the SAI is being amended as of the date of the registration statement.

Response: Requested revisions have been incorporated.

* * *

No fees are required in connection with this filing. Please feel free to contact the undersigned at 617.728.7121 or Douglas P. Dick at 202.261.3305 should you have any questions.

Sincerely,

/s/ Gared S. Schneberger
Gared S. Schneberger

Enclosure

cc:	Judith M. Rosenberg, Chief Compliance Officer, Forward Funds Douglas P. Dick, Dechert LLP
Kenneth R. Earley, Dechert LLP